Filed pursuant to Rule 424(b)(3)
File No. 333-256463

PROSPECTUS SUPPLEMENT
(To Prospectus dated June 9, 2022, as supplemented)

ConvexityShares Daily 1.5x SPIKES Futures ETF (SPKY)

ConvexityShares 1x SPIKES Futures ETF (SPKX)

This supplement is to the prospectus (the “Prospectus”) of ConvexityShares Trust (the “Trust”) dated June 9, 2022, which relates to shares (the “Shares”) issued by the ConvexityShares Daily 1.5x SPIKES Futures ETF and the ConvexityShares 1x SPIKES Futures ETF (collectively, the “Funds”), each a series of the Trust. The Shares have previously been registered under the Securities Act of 1933, as amended, on a registration statement bearing File No. 333-256463. Capitalized terms used but not defined herein shall have the meanings assigned to them by the Prospectus. This Prospectus supplement should be read in its entirety and kept together with your Prospectus for future reference.

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Effective as of the close of business on February 28, 2023, John Zhu resigned as the Chief Executive Officer and Chief Compliance Officer of ConvexityShares, LLC (“ConvexityShares” or the “Sponsor”), Sponsor of the Funds.

Effective March 1, 2023, Simon Ho was appointed Interim Chief Executive Officer of the Sponsor and Joseph W. Ferraro III was appointed Interim Chief Compliance Officer of the Sponsor.

Accordingly, the Prospectus is hereby revised as follows.

The section of the Prospectus titled “The Sponsor is leanly staffed and relies heavily on key personnel to manage the Funds and other funds” is hereby deleted and replaced with the following:

The Sponsor is leanly staffed and relies heavily on key personnel to manage the Funds and other funds.

In managing and directing the day-to-day activities and affairs of the Funds, the Sponsor relies heavily on the services of its Interim Chief Executive Officer and President, Simon Ho, its Chief Financial Officer, Melinda Ho, and its Interim Chief Compliance Officer, Joseph W. Ferraro III. If any of the group were to leave or be unable to carry out his present responsibilities, it may have an adverse effect on the management of the Funds.

The section of the Prospectus titled “The Funds’ Operations – The Sponsor and its Management and Trading Principals,” beginning with the fourth paragraph, is hereby deleted and replaced with the following:

The following are Principals, as that term is defined in CFTC Rule 3.1, of the Sponsor: Simon Ho, Melinda Ho, Joseph W. Ferraro III, T3 Holdings and MIAX Futures. T3 Holdings and MIAX Futures are Principals because of their membership interests in the Sponsor. Mr. Ho, Ms. Ho and Mr. Ferraro are Principals due to their positions.

Simon Ho (Age: 50). Interim Chief Executive Officer of the Sponsor since March 1, 2023. President of the Sponsor and a listed principal of the Sponsor since July 6, 2021. Since January 2014, Mr. Ho has been the Chief Executive Officer and sole owner of T3i Pty Ltd (index provider) and since December 2020 he has been the Founder and President and Chief Executive Officer of T3 Holdings (financial services firm). Since March 2009 he has been the Founder and Executive Director of Triple Three Partners Pty Ltd. (financial services firm). He has general oversight responsibilities for all of these businesses. Mr. Ho is married to the Chief Financial Officer of the Sponsor, Melinda Ho.

Melinda Ho (Age: 50). Chief Financial Officer and Secretary of the Sponsor, and a listed principal of the Sponsor since July 30, 2021. Ms. Ho’s responsibilities include oversight of the financial matters of the Sponsor. Since January 2014, Melinda Ho has been the Chief Financial Officer of T3i Pty Ltd (index provider). Since March 2009, she has worked at Triple Three Partners Pty Ltd. (financial services firm), where she serves as the Chief Financial Officer and oversees financial matters. Ms. Ho is married to the Interim Chief Executive Officer and President of the Sponsor, Simon Ho.

Joseph W. Ferraro III (Age: 51). Interim Chief Compliance Officer of the Sponsor since March 1, 2023, and a listed principal of the Sponsor since June 28, 2021 (overseeing legal matters for registered commodity pool operator). Since March 2021, Mr. Ferraro has been the President of MIAX Futures (overseeing legal matters and oversight responsibilities of business).  In addition, since September 2016, Mr. Ferraro has been the Senior Vice President and Deputy General Counsel of MIH (overseeing legal matters). From August 2012 to August 2016, Mr. Ferraro was General Counsel and Secretary, and a member of the Board of Directors, of Longitude, LLC (computer technology company) and from August 2000 to August 2016, he was Deputy General Counsel and Assistant Secretary of ISE Holdings (electronic options exchanges).

NEITHER THIS POOL OPERATOR NOR ANY OF ITS TRADING PRINCIPALS HAS PREVIOUSLY OPERATED ANY OTHER POOLS OR TRADED ANY OTHER ACCOUNTS.

In addition, the following is added in the section of the Prospectus titled “Plan of Distribution – Buying and Selling Shares”:

The Sponsor, or an affiliate of the Sponsor, may directly or indirectly make cash payments to certain broker-dealers for participating in activities that are designed to make registered representatives and other professionals more knowledgeable about exchange traded products, including the Funds, or for other activities, such as participation in marketing activities and presentations, educational training programs, conferences, the development of technology platforms and reporting systems. Payments to a broker-dealer or intermediary may create potential conflicts of interest between the broker-dealer or intermediary and its clients. These amounts, which may be significant, are paid by the Sponsor, or an affiliate of the Sponsor, from its own resources and not from the assets of the Trust. In addition, the Sponsor, or an affiliate of the Sponsor, may also reimburse expenses or make payments from its own assets to other persons in consideration of services or other activities that they believe may facilitate investment in the Funds.

The date of this prospectus supplement is March 1, 2023